UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue
Amaroussion 15125, Athens Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 hereto is Exhibit 1.7 to the Company's Registration Statement on Form F-3ASR (Registration No. 333-146540) filed on October 5, 2007, as amended by a Post-Effective Amendment No. 1, filed on October 20, 2008 and Post-Effective Amendment No. 2, filed on November 17, 2009 (the "Registration Statement"), which is the Underwriting Agreement dated November 19, 2009 between DryShips Inc. (the "Company") and Deutsche Bank Securities Inc. ("Deutsche Bank") relating to the offering of 5.00% Convertible Senior Notes by the Company.

Attached as Exhibit 2 hereto is Exhibit 1.8 to the Registration Statement, which is the Underwriting Agreement dated November 19, 2009 among the Company, Deutsche Bank and Deutsche Bank AG, London Branch (the "Share Borrower") relating to the issuance of loan of up to 26,100,000 shares of common stock by the Company (the "Borrowed Shares").

Attached as Exhibit 3 hereto is Exhibit 4.8 to the Registration Statement, which is the First Supplemental Indenture dated November 25, 2009 among the Company, Law Debenture Trust Company of New York and Deutsche Bank Trust Company Americas as Paying Agent, Registrar and Conversion Agent.

Attached as Exhibit 4 hereto is Exhibit 10.8 to the Registration Statement, which is the Share Lending Agreement dated November 19, 2009 between the Company and the Share Borrower relating to the Borrowed Shares.

This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3ASR (Registration No. 333-146540) filed on October 5, 2007, as amended by a Post-Effective Amendment No. 1, filed on October 20, 2008 and Post-Effective Amendment No. 2, filed on November 17, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.
(Registrant)

Dated: November 25, 2009	By: /s/George Economou
George Economou Chief Executive Officer

SK 23113 0005 1050676